NO ACT

IE
8-30-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 10/4/12

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Walgreen Co.
Incoming letter dated August 30, 2012

Dear Mr. Dye:

This is in response to your letters dated August 30, 2012, September 20, 2012, and October 3, 2012 concerning the shareholder proposal submitted to Walgreen by Amalgamated Bank's LongView Large Cap 500 Index Fund. We also have received letters on behalf of the proponent dated September 7, 2012, September 12, 2012, and September 25, 2012. Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Cornish F. Hitchcock
conh@hitchlaw.com

October 4, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Walgreen Co.
Incoming letter dated August 30, 2012

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, with "such qualifications for an award as the Committee may determine." The proposal also provides that "the details of any pro rata award" are "to be determined by the Compensation Committee."

We are unable to conclude in your view that Walgreen may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Walgreen in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Walgreen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

October 3, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by Amalgamated Bank's LongView Large Cap 500 Index Fund

Ladies and Gentlemen:

We are writing in response to a letter to the staff dated September 25, 2012, in which the Proponent's counsel again expresses disagreement with our view that the Company may exclude the Proposal from its 2013 proxy materials in reliance on Rule 14a-8(i)(3).

As noted in our prior letters, the Proposal is vague and indefinite and therefore is false and misleading in violation of Rule 14a-9. We are writing to address briefly the points raised in the Proponent's most recent letter.

1. The Proposal's supporting statement asserts that "Walgreen uses a 'modified single trigger' mechanism to determine eligibility for accelerated vesting." As noted in our prior letters, none of the Company's equity awards are subject to vesting based on a modified single trigger. The Company does have a modified single trigger provision in a cash-based incentive plan (which provision will no longer be effective beginning January 1, 2013), but the Proposal relates only to equity awards. Despite the clear inapplicability of the modified single trigger provision to any of the Company's equity awards, the Proponent claims, without explanation, that its reference to a modified single trigger provision was "accurate when written and is accurate today." In fact, in the context of this proposal, the reference to a modified single trigger was inaccurate when made, remains inaccurate today, and would be misleading by suggesting to shareholders that a vote in favor of the Proposal would be a vote against modified single trigger vesting.

2. The Proponent attempts to cast the differences in possible interpretation of the term "pro rata" vesting as "ones of degree, not kind," by noting that the dollar difference in the amounts payable under the vesting scenarios described in our prior correspondence would range between $4,606.25 and $14,961.10. While a difference in value of 225% may not be significant to the Proponent, variations of that magnitude may well be significant to the Company's other shareholders. Moreover, the hypothetical award described in our prior correspondence involved only 1,000 shares, solely for purposes of keeping the math simple. Most equity awards to senior executives involve a greater numbers of shares, and therefore differences in the dollar value of accelerated vesting under different interpretations of the Proposal ordinarily will be much more significant than the Proponent suggests. This again illustrates the point that shareholders voting on the Proposal would not be able to determine with reasonable certainty what the consequences of approving the Proposal would be.

3. The Proponent contends that the Company cannot fault the Proposal for failing to define "pro rata" because the Company refers to "pro-rata" or "pro-rated" vesting in its public filings "with no definition" of the term. The Proponent's own excerpts from the Company's proxy statement, however, belie the Proponent's argument. Those excerpts define the term by explaining that pro ration is "based on" a formula which differs based on the type of award being pro-rated. The defining language is set forth in boldface below:

- "pro-rated vesting of all unvested RSUs **based on the portion of the vested period completed through the retirement date;**"
- " a pro-rated portion of performance shares earned at the end of the performance period, **based on the portion of the performance period completed through the retirement date and actual performance results for such performance period;**"
- "a pro-rated award under the Management Incentive Plan for the final partial year of participation **based on the executive's paid-through date for disability and unpaid, accrued vacation days at death or the executive's paid-through date;**" and
- "a pro-rated portion of performance shares earned at the end of the performance period, **based on the portion of the performance period completed through the date of death or disability and actual performance results for such performance period.**"

4. The Proponent argues that its failure to define the term "termination" is irrelevant, as the Proposal should be read to cover any kind of termination. As noted in our prior letters, there are many forms of "termination," and the Proponent's failure to define the term does not mean that shareholders will assume that it covers the entire universe of possible termination events. The Proponent's attempt to define the term at this stage amounts to nothing less than an attempt to revise the Proposal.

For the reasons set forth above and in our prior letters, we remain of the view that the Company may exclude the Proposal from its 2013 proxy materials.

Sincerely,

Alan L. Dye

cc: Amalgamated Bank's LongView Large Cap 500 Index Fund
c/o Cornish F. Hitchcock

Mark L. Dosier (Walgreen Co.)

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

25 September 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Walgreen Co.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the additional letter from counsel for Walgreen Co. dated 20 September 2012 ("Walgreen Second Letter"). Points made in the Fund's initial letter, dated 12 September 2012, are incorporated by reference.

1. According to the Walgreen Second Letter (at p. 3), the Fund concedes the validity of Walgreen's objection to our reference to a modified single trigger. The statement was accurate when written and is accurate today. Walgreen is correct, however, that the policy will change next year prior to the annual meeting. To keep pace with this anticipated development, therefore, the Fund is willing to delete the third paragraph of the supporting statement.

2. Although Walgreen can identify some specific ways to implement the proposal, the differences are ones of degree, not kind. Consider Walgreen's point that a covered executive could receive between 125 shares to 406 shares under three different scenarios. Using Walgreen's highest share price in the last 12 months ($36.85), shares awarded on a *pro rata* basis under the Proposal would have a market value ranging from $4,606.25 and $14,961.10. Giving the board the latitude to vary an award within a range so small does not present a situation where "implementation could be significantly different from the actions envisioned by shareholders voting on a proposal." *Fuqua Industries, Inc.* (12 March 1991).

3. As for the notion that the lack a specific definition of *pro rata* makes the Proposal materially false or misleading, Walgreen cannot have it both ways. Walgreen's most recent proxy statement refers more than a dozen times to *pro rata* or

pro-rated awards – including when it describes *pro rata* vesting upon certain termination events such as retirement, death, and disability – but with no definition.[1] The underlying, shareholder-approved plans authorizing these *pro rata* awards are also devoid of definitions.[2] By contrast, the plans are replete with references to the "sole discretion" of the board – consistent with the Proposal's requirement that any *pro rata* awards be made through an exercise of discretion.[3]

Walgreen's own public filings thus appear to indicate that Walgreen believes its shareholders understand the concepts of "*pro rata*" and "discretion," as used in discussing Walgreen's compensation policies and practices. Indeed, one may fairly ask: If Walgreen genuinely believes the Fund's use of "*pro rata*" is so "vague and misleading" as to violate Rule 14a-9, what is one to make of Walgreen's own liberal usage of the term in its filings?

4. Walgreen continues to object to the Fund's use of the word "termination" by arguing that the Proposal fails to define *which* kind of "termination" is covered. The answer, of course, is the Proposal covers *any* kind of "termination" under an applicable plan or agreement. Expansiveness is not the same as vagueness.

Thank you for your consideration of these points.

Very truly yours,

/s/

Cornish F. Hitchcock

cc: Alan L. Dye, Esq.

---

1 Schedule 14A, http://www.sec.gov/Archives/edgar/data/104207/000119312511317240/d238155ddef14a.htm (filed 18 November 2011), at pp. 31-32, 34, 47-48, 51-52. A portion with highlights is attached for convenience.

2 The Long-Term Incentive Plan ("LTIP") is part of Schedule 14A, http://www.sec.gov/Archives/edgar/data/104207/000120677406002380/walgreens_nps.htm (filed 21 November 2006). The Executive Stock Option Plan is part of Form 8-K, http://www.sec.gov/Archives/edgar/data/104207/000120677405001878/d18134.htm. The Restricted Performance Share Plan is part of Schedule A, http://www.sec.gov/Archives/edgar/data/104207/0000950131-96-005954.txt (filed 19 November 1996).

3 For example, section 7.5 of Walgreen's LTIP provides for an award if performance goals are "partially achieved, as determined by the Committee, in its sole discretion." Schedule 14A, http://www.sec.gov/Archives/edgar/data/104207/000120677406002380/walgreens_nps.htm (filed 21 November 2006). For other references to board "discretion," see sections 7.3, 8.1, 11.1 and 13.1.

As for Walgreen's attempt (at p. 2) to wave away our citation to Occidental Petroleum's policy, Walgreen's filings show that the company's board has a firm grasp of what "discretion" means. The fact that Walgreen's board may exercise that discretion differently from how Occidental's board would exercise its discretion does not render the Proposal materially false or misleading.

Excerpt from Walgreen's most recent proxy (pp. 47-48) (emphasis added), available at: http://www.sec.gov/Archives/edgar/data/104207/000119312511317240/d238155ddef14a.htm#toc238155_30

Potential Payments Upon Termination or Change in Control

The information and tables below describe and illustrate compensation and benefits payable to each of the named executive officers of the Company in the event of termination of employment. The tables show the amount of compensation payable to each executive upon termination following a change of control, and other termination events.

Payments/Benefits Upon Any Termination of Employment. Upon termination of employment, the executive will be entitled to receive amounts earned during his or her term of employment. These amounts include:

- any earned awards that are not yet paid, including unpaid awards under the Management Incentive Plan for the completed fiscal year;
- vested stock options;
- account balances under the Profit Sharing Retirement Plan, the Executive Deferred Profit Sharing Plan and the Profit Sharing Restoration Plan;
- Deferred Compensation/Capital Accumulation Plan benefits and Section 162(m) Deferred Compensation Plan benefits, to the extent the executive has participated; and
- earned but unused vacation pay.

Additional Payments/Benefits Upon Retirement. Additional benefits apply if the executive retires after reaching applicable retirement age and service thresholds as follows:

- Age 55 and 10 years of service:
  - **a pro-rated award under the Management Incentive Plan for the final partial year of participation;**
  - outstanding stock options continue to vest and remain exercisable until the earlier of five years from the executive's retirement date and the expiration of the 10-year term of the stock option (shorter exercise periods apply to any stock options granted prior to the individual's promotion to the executive level);
  - full vesting of all unvested stock and cash under the former Restricted Performance Share Program, subject to Compensation Committee approval of retirement status;
  - **pro-rated vesting of all unvested RSUs based on the portion of the vesting period completed through the retirement date;**
  - **a pro-rated portion of performance shares earned at the end of the performance period, based on the portion of the performance period completed through the retirement date and actual performance results for such performance period;**

- special retirement benefits applicable to Senior Vice Presidents and above, which consist of a continuation of Company-paid annual physical examinations and United Airlines preferred flight executive premier status to age 70; and

- eligibility for retirement payments under the Deferred Compensation/Capital Accumulation Plans, to the extent the executive has participated.

- Age 55 and 25 years of service:

  - eligibility for retirement benefits described above (55 and 10); and

  - eligibility for retiree medical and prescription drug coverage, if hired prior to 2002.

Alternatively, senior executives hired prior to 2002 who are not eligible for regular retiree medical/prescription drug coverage because they do not meet the age or service threshold, are eligible for the Select Senior Executive Retiree Medical Expense Plan if they have combined age and service of at least 72 years at retirement. This Plan reimburses up to $4,350 per year in medical expenses up to age 65 and up to $2,200 in medical expenses after age 65 for each of the retiree and his or her spouse.

Payments/Benefits Upon Death or Disability. In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments/Benefits Upon Any Termination of Employment," the following payments/benefits apply:

- except to the extent disability or death benefits, as applicable, are more favorable, as listed below, the retirement benefits listed above shall apply to the extent the executive had reached the requisite retirement age and service thresholds;

- **a pro-rated award under the Management Incentive Plan for the final partial year of participation based on the executive's paid-through date for disability and unpaid, accrued vacation days at death or the executive's paid-through date;**

- outstanding stock options continue to vest and remain exercisable until the earlier of five years from the executive's termination due to death or disability and the expiration of the 10-year term of the stock option (shorter exercise periods apply to any stock options granted prior to the individual's promotion to the executive level);

- full vesting of all unvested stock and cash under the former Restricted Performance Share Program;

- full vesting of all unvested RSUs;

- **a pro-rated portion of performance shares earned at the end of the performance period, based on the portion of the performance period completed through the date of death or disability and actual performance results for such performance period;**

- in the case of disability, eligibility for retirement payments under the Deferred Compensation/Capital Accumulation Plans, to the extent the executive has participated; and

- benefits under the Company's executive disability plan or the Company's executive life insurance plan, as applicable.

Payments/Benefits Upon a Change in Control. The Company has employment agreements with each of the named executive officers and with certain other executives of the Company that become effective only upon a change of control of the Company. Under these agreements, change in control is defined to include (1) an acquisition (other than from the Company) of at least 20% of the ownership or voting power of the Company, (2) a change in a majority of Board members, or (3) a merger, reorganization or similar type of transaction after which there is a greater than 50% change in beneficial ownership of the Company. Each agreement becomes operative for a three-year "Employment Period" following a change in control. In the event that the executive is dismissed without cause or resigns for good reason during the Employment Period, he or she will be entitled to the following compensation and benefits:

- base salary through the date of termination;

- a proportionate annual bonus for the then-current fiscal year based upon the executive's average annual bonus for the last three fiscal years;

- a lump-sum payment equal to the base salary plus the annual bonus (at target) to which the executive would have been entitled for the remainder of the Employment Period;

- unpaid deferred compensation and vacation pay;

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

September 20, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by Amalgamated Bank's LongView Large Cap 500 Index Fund

Ladies and Gentlemen:

We are writing in response to a letter to the staff dated September 12, 2012, in which Cornish Hitchcock, on behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Proponent"), expresses disagreement with our view that Walgreen Co. (the "Company") may exclude the Proponent's proposal (the "Proposal") from its 2013 proxy materials in reliance on Rule 14a-8(i)(3).

The Proposal requests that the Company's board of directors adopt a policy that no equity award granted to a senior executive may provide for accelerated vesting following a change in control, provided that the board's Compensation Committee may permit vesting of unvested awards on a "partial, *pro rata*" basis up until the time of the executive's "termination." As explained in our letter dated August 30, 2012, the Proposal is vague and indefinite and, therefore, false and misleading in violation of Rule 14a-9. The Proponent's letter provides no basis for a different conclusion.

A. The Broad Discretion Given to the Company and its Board Does Not Cure the Proposal's Fundamental Defects

The Proponent's letter makes no effort to challenge the staff's conclusion "as to several proposals last year" that the phrase "pro rata" vesting is subject to multiple interpretations and therefore, if not defined, is inherently misleading. Instead, the Proponent contends that it has cured the defect in those proposals by providing in the Proposal that the board's Compensation

Committee has "the power and discretion" to define the term "partial, pro rata" as it sees fit. The Proponent candidly admits "there can be various ways to apply the concept of *pro rata* vesting" but argues that the multiplicity of potential interpretations should not impede implementation because the Compensation Committee may "[c]hoose the one you think best."

Giving the Company the discretion to implement a vague and indefinite proposal as it sees fit does not, however, make the proposal any less vague and indefinite or, more importantly, any more comprehensible to shareholders. Shareholders still would not know what exceptions to the no-acceleration policy they were being asked to approve. Even worse, individual shareholders (or proxy advisory firms) might impute to the phrase "partial, pro rata" vesting a meaning completely different from the meaning ultimately imputed to it by the Compensation Committee, such that any action taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders. The Company would therefore be at risk that shareholders or proxy advisory firms would criticize the Company's implementation of the Proposal despite the Company's good faith efforts to implement it as approved.

This underscores a fundamental defect of this Proposal – neither the Company's shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty what actions the Proposal requires.

The Proponent offers to delete the word "partial" from the term "partial, *pro rata*" if the staff agrees that the phrase is vague and indefinite. However, removing the word "partial" does not cure the defect; the term "*pro rata*" remains undefined, subject to numerous different interpretations, and thus vague and indefinite for all of the reasons set forth above and in our original letter.

B. The Proponent's Reference to Occidental Petroleum is Irrelevant to Consideration of the Proposal

The Proponent attempts to rescue the Proposal by pointing out that another company has adopted a policy with "*pro rata*" vesting language similar to the language included in the Proposal. The fact that another company has adopted similar language voluntarily, without a shareholder vote, does not change the fact that the Proposal is vague and indefinite. The issue is that the Company and its shareholders may differ significantly in their interpretation of the Proposal. The voluntary adoption of a policy by the same body that will administer and interpret it is very different from asking shareholders to vote on a proposal with terms so vague and indefinite that the company's good faith implementation of the policy may differ materially from the outcome expected by shareholders.

C. The Proposal's Continued Failure to Define the Word "Termination" Renders the Proposal Vague and Indefinite

The Proposal would permit *pro rata* vesting of unvested equity awards up to the time of the individual's "termination." The word "termination" is undefined and therefore leaves open the types of events that would trigger a "termination" for purposes of the Proposal. The Proponent claims that the term is clear because it is tied to a "change in control," which the Proposal defines by reference to the definition of that term in the Company's employment agreements, equity incentive plans or other plans. Unfortunately, the Proponent's argument fails to acknowledge that "termination" is not also defined by reference to those agreements or plans. A termination could occur in any of a number of different ways, including through a voluntary or involuntary retirement or departure, for cause, without cause or by death or disability. The Proposal's failure to define this key term means the Proposal is vague and indefinite.

The Proponent appears to suspect as much, by suggesting clarifying language in the event the staff finds the term to be vague and indefinite. The Proponent offers to add the following bolded language to the resolution: "...any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination **triggering an award under any such agreement or plan...**" The suggested language, however, only confuses the Proposal further. It is unclear what type of termination event would trigger an "award" under any agreement or plan. Further, while the existing Proposal is focused on acceleration of vesting of outstanding equity awards, the addition of the proposed language to the Proposal would add a new concept involving awards that would be triggered by a termination following a change in control. The Proponent does not offer any guidance as to what types of termination events would "trigger" such an award. Accordingly, not only would the proposed new language do nothing to define a key term that is undefined in the Proposal, it would introduce a new concept that is also lacking definition.

C. The Proposal's Supporting Statement Remains False and Misleading by Referring to the Company's use of a Modified Single Trigger

The Proposal's supporting statement contains a false and misleading reference to the Company's use of a "modified single trigger" in connection with acceleration of vesting of equity awards. As noted in our prior letter, the Company does not have a modified single trigger provision applicable to any of its equity awards. The Proponent has not contested this fact, nor has the Proponent sought to explain why inclusion of the reference is not false and misleading.

D. The Defects in the Proposal do not Warrant Opportunity for Revision

The Proponent argues that, if the staff determines that the Proposal is false and misleading, the defects in the Proposal are insignificant and that the Proponent should be allowed to revise the Proposal to eliminate offending statements and phrases. As stated in our prior letter, we disagree.

As an initial matter, the Proponent notes that the Proposal omits language that was contained in similar proposals that the staff deemed excludable. Regardless of what language the Proponent may have deleted from "last year's proposals," the Proposal continues to contain unacceptable language that resulted in exclusion of similar proposals last year.

The Proponent contends that revising the Proposal to eliminate ambiguous and misleading statements "would affect a total of ten words." As an initial matter, one would need to assume that the Proponent's revisions, as proposed in its letter, are sufficient to cure the defects in the existing language. As discussed above, removing the word "partial" from "partial, *pro rata*" does not remove the ambiguity that remains with the words "*pro rata*." In addition, the Proponent's suggested addition of the words "triggering an award under any such agreement or plan" following the word "termination" not only fails to define the word "termination" in any meaningful respect, but also adds a new concept to the Proposal that is itself confusing and open to numerous interpretations.

The standard for determining whether a deficient Proposal may be revised is not based on the number of words that would be affected, but on whether the revisions are "minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). The Proponent's suggested revisions, even if they were deemed to cure the Proposal's defects, affect key terms of the Proposal that are essential to an understanding of how the policy requested by the Proposal would operate. The "ten words" referenced by the Proponent affect some of the most significant language of the Proposal. It can hardly be said, therefore, that the Proponent's suggested revisions are minor in nature and non-substantive.

For the reasons set forth above and in our prior letter, we remain of the view that the Company may exclude the Proposal from its 2013 proxy materials.

Sincerely,

Alan L. Dye

cc: Amalgamated Bank's LongView Large Cap 500 Index Fund
c/o Cornish F. Hitchcock

Mark L. Dosier (Walgreen Co.)

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

12 September 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Walgreen Co.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for Walgreen Co. ("Walgreen") dated 30 August 2012 ("Walgreen Letter"). In that letter, Walgreen seeks no-action relief as to a shareholder proposal (the "Proposal") that the Fund submitted for inclusion in the proxy materials to be distributed for the 2013 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and Walgreen's Objections.

The Fund's resolution asks the Walgreen board "to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive." The policy would be subject to an exception under which the board's Compensation Committee could "provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine."

The resolution states that for purposes of this policy, the phrase "equity award" shall mean "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation." Further, the "resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted."

The supporting statement expresses the view that Walgreen's policy of permitting "accelerated vesting" of equity awards is contrary to basic notions of "pay-for-performance." The statement points out that an involuntary termination or a termination without good reason at the end of fiscal 2011 could have accelerated the vesting of $28 million worth of long-term equity to Walgreen's five senior executives, with Mr. Wasson, the President and CEO, entitled to $13.3 million out of a total personal severance package worth $26.5 million.

The supporting statement noted too that Walgreen uses a "modified single trigger" mechanism to determine eligibility for accelerated vesting, *i.e.*, (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) "Good reason" is defined to allow a senior executive to leave for any reason during a 30-day window one year after the change in control has occurred.

While disagreeing that executives affected by a change in control somehow "deserve" to earn equity that failed to vest, the supporting statement acknowledges that the proposed policy could permit an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, leaving the details to the discretion of the board's Compensation Committee.

In response, Walgreen argues that the resolution may be omitted because it is so vague and indefinite as to be materially false or misleading under Rule 14a-9, thus permitting Walgreen to exclude the proposal under Rule 14a-8(i)(3). This objection appears to be coming from some kind of time warp. As we discuss below, the Fund acknowledges that the Division agreed with some companies on this point as to several proposals last year. What Walgreen fails to acknowledge, however, is that the Fund's resolution responds to the Division's concerns and is textually different from those earlier proposals; thus, without conceding the point, all (i)(3) issues that might have be presented by prior resolutions from other shareholders are fully addressed in the Fund's Proposal.

<u>Discussion.</u>

Walgreen opens with a recitation of no-action letters that stand for the unexceptional proposition that certain phrases, when used in the context of executive compensation, may be subject to different interpretations or be so ambiguous or vague as to render the resolution misleading. Walgreen Letter at 3, *citing, e.g., Allstate Corp.* (18 January 2011); *General Electric Co.* (21 January 2011) (request to change practices that do not exist); *Boeing Co.* (2 March 2011) (request to relinquish "executive pay rights" that do not exist); *Verizon Communications, Inc.* (21 February 2008) (request fails to define "industry peer group" as to which performance is to be measured as well as the "relevant time period"). Of course, none of the cited phrases – or any like them – appears here.

Walgreen then focuses on the fact that last year the Division granted relief in response to other proposals that sought to limit accelerated vesting of options in the event of an executive's "termination" or a "change-in-control," with neither term being defined. Other bothersome phrases included the "length of employment during the vesting period" and the requirement that any performance goals must have been met as of the date of vesting – and neither formulation appears in the Fund's proposal. *Staples, Inc.* (5 March 2012); *Verizon Communications, Inc.* (27 January 2012); *Devon Energy Corp.* (1 March 2012); see also *Honeywell International, Inc.* (24 January 2012). A similar fate met proposals that used the same template, but sought to limit accelerated vesting solely in the event of a change in control. *E.g., Duke Energy Corp.* (24 January 2012); *Limited Brands, Inc.* (29 February 2012). As we now explain, Walgreen fails to acknowledge that the Fund's proposal not only uses a different template, but it makes language changes that address wording similar to that in last year's proposals.

1. "Partial, *pro rata* vesting."

a. Walgreen largely rehashes last year's argument that the resolution fails to define exactly how equity awards should be accelerated on a "partial, *pro rata*" basis. Walgreen then proceeds to outline a variety of alternatives that could be construed as *pro rata* vesting, noting that each of them could result in a different award to affected executives.

What Walgreen fails to mention is a significant textual difference in the Fund's proposal, namely, the inclusion of language indicating that equity may vest "on a partial, *pro rata* basis up to the time of the senior executive's termination, *with such qualifications for an award as the Committee may determine*" (emphasis added). The supporting statement is to the same effect, underscoring that accelerated vesting on a *pro rata* basis should be allowed "with the details of any *pro rata* award to be determined by the Compensation Committee."

The *pro rata* exception contemplates that executives should be able to receive some of the equity awards which they could have received, while avoiding the windfall that now occurs if there is an accelerated award of *all* unearned equity, regardless of performance. The Proposal does not try to mandate how exactly a *pro rata* award be made; the specifics are left to the board's discretion when it implements the basic policy.

This language addresses the concerns in last season's no-action letters by making it clear that yes, there may be various ways to apply the concept of *pro rata* vesting, but that concern can be addressed by giving the board's Compensation

Committee the power and the discretion to define exactly what form of possible *pro rata* vesting will occur.

In this respect, the Fund's proposal is true to the core principle behind shareholder proposals, namely, that resolutions should focus on issues of policy, while leaving details of implementation up to Walgreen. In this case, the core policy is that executive compensation should rest on a "pay for performance" philosophy that does not confer Indeed, had the Fund sought to specify one particular form of *pro rata* vesting, Walgreen might have objected on the ground that the Fund was trying to micro-manage executive compensation, thus triggering the "ordinary business" exclusion in Rule 14a-8(i)(7).

Moreover, we note that the italicized language is hardly unique or incomprehensible, witness the following statement of policy that Occidental Petroleum adopted in response to a similar shareholder proposal several years ago, as it appears on Occidental's website:

> In the event of a change in control (as defined under the applicable equity incentive plan), there shall be no acceleration of vesting of any equity award granted to a person who is on the date of the change of control event a Named Executive Officer; provided, however, that the Executive Compensation and Human Resources Committee as the administrator of the plan may provide in the applicable award agreement that any unvested award *will vest on a pro rata basis up to the time of the change in control with such qualifications as the Committee may determine.* For purposes of this Policy, (i) "equity award" means an award granted pursuant to an equity incentive plan as defined in Item 402 of Regulation S-K under the Securities Exchange Act of 1934 ("Item 402") and (ii) "Named Executive Officer" has the meaning ascribed thereto pursuant to Item 402. This policy shall apply only to awards granted on or after May 7, 2010, without affecting any contractual obligations that may exist at the time.

http://www.oxy.com/InvestorRelations/Governance/GovernancePolicies/Pages/AcceleratedVestingofEquityAwardsPolicy.aspx (emphasis added).

The Fund freely admits that the language in its resolution tracks the policy adopted by the Occidental Petroleum board. Surely, Walgreen is not arguing that its own board members are somehow less capable than Occidental's board when it comes to devising *pro rata* vesting practices that are consistent with the goals and language of the company's policy. As for Walgreen's objection that "There are various ways to implement this policy, and we can't tell which one you want us to take," the Proposal contains a simple answer: "Choose the one you think best."

The Proposal seeks to recommend a general policy preference, not to micro-manage specific questions of implementation that are best left to the discretion of the Compensation Committee.

b. Walgreen also faults the use of the word "partial" in referring to vesting on a "partial, *pro rata* basis." The claim lacks merit. It is a basic rule of grammar that when, as here, two coordinate adjectives are separated with a comma, they both modify the noun, *i.e.*, "basis." The only other reading of this phrase is that vesting should occur on "a partial *pro rata* basis," *i.e.*, the board should adopt a policy of "*pro rata* vesting" (however defined), but should do so only partially. Walgreen offers no reason why someone would read the Proposal this way.

The Fund thus submits that inclusion of the word "partial" is benign and clarifying, not confusing. Should the Division disagree, and without conceding the point, the Fund is willing to delete "partial."

2. <u>"Termination."</u>

Again borrowing heavily from last year's arguments, Walgreen claims that the word "termination" is ambiguous and that the Proposal "does not enumerate the types of termination which would be subject to the policy." Walgreen Letter at 6. In the first place, there is a profound difference between the Fund's proposal and many of last year's proposals, which spoke of a "termination *or* change-in-control" (emphasis added), with "termination" going undefined.

Here, by contrast, the Fund's resolution would apply only to a change in control "*as defined under any applicable employment agreement, equity incentive plan or other plan*" (emphasis added). The exception to the general rule against accelerated vesting, namely, the board's discussion to vest on a *pro rata* basis "up to the time of termination" thus refers back to the agreement or plan under which equity awards are triggered.

When read in context, the meaning of "termination" is clear. To the charge that investors will be unable to tell *which* type of termination would be covered by the policy, the simple answer is *any* termination under an agreement or plan that triggers an accelerated award. Here again, as in response to the initial objection, the compensation committee has the discretion to set "such qualifications" as the committee deems appropriate.

The language of the Fund's resolution stands in marked contrast to proposals that were excluded last year, which would have triggered the proposed policy upon a "termination *or* change-in-control" (emphasis added) – with "change-in-control" never defined. *E.g.., Staples, Inc.* (5 March 2012); *Verizon Communications, Inc.*

(27 January 2012). Since in those proposals a "termination" was an event that could occur independently of a change in control, there was no definition of "termination," as there is here.[1]

The Fund thus believes that the resolution is sufficiently clear that it cannot be deemed to be "materially" false or misleading. Nonetheless, without conceding the point, and should the Division disagree, the Fund is willing to add a modifier after the word "termination" that picks up the thought previously expressed in the "resolved" clause, *i.e.*, a "termination *triggering an award under any such agreement or plan*, with such qualifications for an award as the Committee may determine.

3. Permissible revisions.

Anticipating an argument, Walgreen correctly notes that an effort by proponents last year to revise their proposals did not sufficiently clarify the perceived ambiguities to escape omission. Walgreen Letter at 7, *citing Staples, Inc., supra;* see also *Limited Brands, Inc.* (29 February 2012). There are several reasons why this argument fails.

First, Walgreen fails to acknowledge that the Fund's proposal omits some of last year's challenged phrases and, to the extent that the Fund's language is similar, the resolution adds definitions that Walgreen chooses to ignore.

Second, and along the same line, the no-action letters last year did not specify which of the challenged words or phrases flunked the vagueness test. This matters because some of last year's objections were lodged as to language that is absent from the Fund's proposal.

Third, the textual revisions made by the proponent last year in *Staples* and *Limited Brands* amounted to a significant rewrite of the text the proposal; indeed, in the latter case, the proponent wanted to delete 56 words and add 125 words. See *Limited Brands, Inc., supra, available at* http://www.sec.gov/divisions/corpfin/ /cf-noaction/14a-8/2012/philadelphiapublicemployees022912-14a8.pdf, p. 5 of 29. No such rewrite is necessary here, but even if the Division should deem alternative formulations to be necessary, that would affect a total of ten words.

---

[1] Nor can it be argued that the Fund's resolution is impermissibly vague because different awards might be triggered by different definitions of eligibility under different plans or employment agreements. To the extent that such differences may occur, the Proposal plainly empowers the Compensation Committee to devise awards that are consistent with the Proposal's goal of allowing some vesting while avoiding the windfall that is created when awards are handed out as if the qualifications for such awards had been met.

Conclusion.

For these reasons, Walgreen has not sustained its burden of showing that the Fund's proposal may be excluded from Walgreen's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Alan L. Dye, Esq.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(3)

August 30, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) – Shareholder Proposal Submitted by Amalgamated Bank's LongView Large Cap 500 Index Fund

Ladies and Gentlemen:

On behalf of Walgreen Co. ("Walgreens" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its January 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by Cornish F. Hitchcock on behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about November 19, 2012.

THE PROPOSAL

The Proposal requests that Walgreens' shareholders approve the following resolution:

"RESOLVED: The Shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, 'equity award' means an award granted under an equity inventive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and therefore is inherently false and misleading in violation of Rule 14a-9.

<u>Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite in Violation of Rule 14a-9</u>

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). Additionally, the staff has said that a proposal is impermissible vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

A. The Proposal Contains Inconsistent, Vague and Misleading Terms and References.

The staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where core aspects of the proposal are ambiguous, making the proposal so vague or indefinite as to render it misleading. The staff has permitted exclusion where, for example, the proposal is internally inconsistent, fails to define key terms or otherwise fails to provide necessary guidance on its implementation. In *Devon Energy Corporation* (Mar. 1, 2012), for example, the staff permitted exclusion of a proposal substantially similar to the Proposal, where the proposal and supporting statement contained language that mischaracterized the payments that would be made to executives upon vesting of equity awards and failed to define the key term "*pro rata,*" leaving the proposal open to multiple interpretations. In permitting exclusion, the staff noted that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Staples, Inc.* (Mar. 5, 2012) (proposal to eliminate accelerated vesting of payments to senior executives upon a change in control with an exception for pro rata vesting contained vague and indefinite terms such as "vest[ing] on a pro rata basis"); *The Boeing Company* (Mar. 2, 2011) (proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" did not sufficiently explain the meaning of the phrase); *General Electric Company* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to "senior executive compensation" arrangements that did not exist); *Verizon Communications Inc.* (Feb. 21, 2008) (a proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (Feb. 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation); and *General Electric Company* (Jan. 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal "may be subject to differing interpretations." *See, e.g., Allstate Corp.* (Jan. 18, 2011) (allowing exclusion of a proposal where the term "executive pay rights" was not sufficiently explained); *Energy East Corporation* (Feb. 12, 2007) (allowing exclusion of a proposal relating to executive compensation where certain key terms such as "benefits" and "peer group" were not defined); *Wendy's International Inc.* (Feb. 24, 2006) (allowing exclusion of a proposal where the term "accelerating development" was determined to be unclear); *Peoples Energy Corporation* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was determined to be unclear); *Exxon*

Corporation (Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In allowing exclusion of the proposal in *Fuqua Industries*, the staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

"[V]est[ing] on a partial, pro rata basis up to the time of the senior executive's termination"

Similar to the examples cited above, the Proposal is deficient in that it fails to define certain key terms and concepts. The Proposal asks the board of directors of the Company to adopt a policy that would eliminate, upon a change of control, the vesting of equity awards granted to senior executives, except that the Company's compensation committee may provide that any unvested award "will vest on a partial, *pro rata* basis up to the time of the senior executive's termination."

Neither the Proposal nor its supporting statement explains what "vest[ing] on a partial, *pro rata* basis up to the time of the senior executive's termination" means, and an understanding of the concept is necessary to a determination of how the Proposal would be implemented. The failure to adequately explain this key term leaves the Proposal open to multiple reasonable interpretations.

To illustrate the ambiguity, assume a senior executive is granted 1,000 restricted stock units with vesting to occur in four equal annual installments beginning on the first anniversary of the date of grant. A year and six months after the grant date, a change in control of the Company occurs. At that point, the executive would have received 250 shares of stock on the first annual vesting date, leaving 750 shares subject to the award. Below are a few examples that illustrate differing yet reasonable interpretations of the "partial, *pro rata*" policy suggested by the Proposal, each resulting in a materially different outcome for equity award holders in the event of a triggering event:

1. The *pro rata* portion could be calculated for each of the three unvested tranches by multiplying the ratio of total months worked to the number of months required for full vesting of that tranche. Thus, in addition to 100% of tranche 1, the executive would be entitled to 75% of tranche 2 (18 months worked / 24 months required for full vesting), 50%.of tranche 3 (18 months worked / 36 months required for full vesting) and 37.5% of tranche 4 (18 months / 48 months required for full vesting). In sum, the executive would be entitled to 406 additional shares (with rounding).

2. Under an equally reasonable alternative interpretation of the Proposal, *pro rata* might mean that the executive would be entitled to receive the number of shares that would have been earned if vesting had occurred on a daily basis, so that the

executive would receive a *pro rata* portion of the tranche vesting on the next vesting date. Under this interpretation, the executive would be entitled to receive one-half of the 250 shares scheduled to vest on the second anniversary of the grant date, or 125 additional shares.

3. The *pro rata* portion of the executive's equity award could, alternatively, be calculated by multiplying the ratio of total months worked to total months required for full vesting by the total number of shares remaining subject to the award. In this example, 37.5% (18 months worked / 48 months required for full vesting), multiplied by 750 shares (total number of unvested units) results in the senior executive receiving 281 additional shares (with rounding) upon the change of control.

Under these three equally reasonable interpretations of "vest[ing] on a partial, *pro rata* basis," assuming the exact same set of circumstances, the senior executive in question could be entitled to as few as 125 accelerated shares and as many as 406 accelerated shares, a 225% increase. Moreover, there are many other ways one could interpret the undefined terms "partial" and "*pro rata*."

Further ambiguities arise when applying "vest[ing] on a partial, *pro rata* basis" in the context of awards with performance vesting conditions. For example, where an award is based on Company financial performance (such as operating income) for a fiscal period and a triggering event occurs midway through the period, "partial, *pro rata*" vesting reasonably could be interpreted to mean any of a number of things. Below are a few examples that illustrate differing yet reasonable interpretations of the "partial, *pro rata*" policy suggested by the Proposal in the context of awards with performance vesting conditions, each of which could result in a materially different outcome for equity award holders in the event of a triggering event:

1. the ratio of the Company's actual performance for the interim period prior to the triggering event to the Company's actual performance for the fiscal period, multiplied by the number of performance shares that would have vested based on the Company's actual performance for the fiscal period;

2. the ratio of the Company's actual performance for the interim period prior to the triggering event to the target threshold established for the fiscal period, multiplied by the number of performance shares that would have vested based on achievement of the target level of performance for the fiscal period;

3. the ratio of the total days worked by the executive prior to termination to the total days in the fiscal period multiplied by the number of performance shares that would have vested based on the Company's actual performance for the entire fiscal period; or

4. the number of performance shares ultimately earned based on the Company's actual performance for the entire performance period during which the triggering event occurs (as the employee contributed to such performance at the beginning of the period).

"Termination"

Additionally, the Proposal is ambiguous as to the term "termination." The Proposal does not enumerate the types of termination which would be subject to the policy. A termination of employment could occur in many different ways, including termination for cause, termination without cause, voluntary departure or retirement. Furthermore, a "termination" could be construed to include an individual's death or disability, and there is no indication of whether the Proposal is intended to cover such situations as well. It is common practice for companies to provide different benefits depending on the type of termination that occurs and the circumstances of the executive's departure from the company. The Proposal does not specify the types of termination to which the policy would apply, making it uncertain what terms are required to implement the Proposal. There is no guidance as to whether all types of termination or just some would trigger the Proposal.

Accordingly, neither the shareholders voting on the Proposal, nor the Company implementing the Proposal can determine with any certainty what actions or measures the Proposal requires or permits, thereby rendering the Proposal impermissibly vague and indefinite under Rule 14a-8(i)(3).

B. The Supporting Statement Contains Materially False and Misleading Statements.

The staff has previously permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement contained false or misleading statements in violation of Rule 14a-9. In *Boise Cascade Corporation* (Jan. 23, 2001), for example, the staff permitted the company to exclude significant portions of a supporting statement relating to a proposal to separate the positions of chair and CEO because they dealt with "irrelevant issues and misleading allegations" that would incite shareholders rather than "educating them on the advantages or disadvantages of a separate Chair and CEO." *See also Motorola, Inc.* (Jan. 12, 2011) (permitting exclusion of a proposal where the supporting statement contained internal inconsistencies regarding statements on equity retention); and *Energy East Corporation* (Feb. 12, 2007) (permitting exclusion of a proposal under Rule 14a-8(i)(3) where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards).

Similar to the examples referenced above, the Proposal is impermissibly false and misleading because its supporting statement contains an incorrect statement about the Company's existing practices regarding acceleration of payments upon a change in control. Specifically, the third paragraph of the supporting statement states, "...we note that Walgreen uses a 'modified single trigger' mechanism to determine eligibility for accelerated vesting." This statement is misleading and irrelevant because the Company does not use a modified single trigger mechanism for accelerating any of its equity awards.[1] The reference to modified single trigger mechanisms therefore would mislead shareholders regarding the Company's current equity award practices and the changes that might result if the proposed Policy were approved.

C. Revision Is Permitted Only In Limited Circumstances.

While the staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." SLB No. 14B. As the staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also Staff Legal Bulletin No. 14* (Jul. 13, 2001). As evidenced by the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). The staff reached the same conclusion in *Staples, Inc.* (Mar. 3, 2012), involving a proposal substantially similar to the Proposal, where the staff disregarded the proponent's request that it be allowed to revise the proposal.

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rule 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

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[1] The Company has had a so-called modified single trigger provision in its form of Change of Control Employment Agreement ("Agreement"). (Effective January 1, 2013, the Agreement will be replaced with a new plan, the Walgreen Co. Executive Severance and Change in Control Plan, which contains a so-called double trigger vesting provision, as described in the Company's Form 8-K filed on July 16, 2012. In addition, currently outstanding Agreements will be replaced with the new plan, to the extent that the affected executives have consented to such replacement. All of the Company's named executive officers for its most recently completed fiscal year have so consented.) The Agreements provide for cash compensation and benefits in specified circumstances following a change in control and do not relate to the acceleration of equity awards, which is the subject of the Proposal. The vesting provisions applicable to the Company's executive equity awards upon a change in control vary by the type of award, with stock options typically not providing for accelerated vesting upon a change of control and restricted stock units and performance share awards typically providing for accelerated vesting in that circumstance, as described in the Company's November 2011 proxy statement under the caption "Potential Payments Upon Termination or Change in Control."

If you have any questions or need additional information, please feel free to call me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Enclosures

cc: Amalgamated Bank's LongView Large Cap 500 Index Fund
c/o Cornish F. Hitchcock

Mark L. Dosier (Walgreen Co.)

Exhibit A

Copy of the Proposal and Related Correspondence

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.,W. • SUITE 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

19 July 2012

Mr. Thomas J. Sabatino, Jr.
Corporate Secretary
Walgreen Co.
108 Wilmot Road
Deerfield, IL 60064

By UPS

Re: Shareholder proposal for upcoming annual meeting

Dear Mr. Sabatino:

On behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), I enclose a shareholder resolution for inclusion in the proxy materials that Walgreen Co. plans to circulate to shareholders in anticipation of the upcoming annual meeting. The proposal is submitted under SEC Rule 14a-8 and relates to Walgreen's executive compensation policies.

The Fund is an S&P 500 index fund located at 275 7th Avenue, New York, N.Y. 10001. It has beneficially owned over $2000 worth of Walgreen common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the upcoming annual meeting, which a representative is prepared to attend.

The Fund would be pleased to discuss the issues with you. Please let me know if this is something in which you would be interested. Also, if you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Walgreen allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Walgreen may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, an involuntary termination or a termination without good reason at the end of the 2011 fiscal year could have accelerated the vesting of $28 million worth of long-term equity to Walgreen's five senior executives, with Mr. Wasson, the President and CEO, entitled to $13.3 million out of a total personal severance package worth $26.5 million.

In this regard, we note that Walgreen uses a "modified single trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) "Good reason" is defined to allow a senior executive to leave for any reason during a 30-day window one year after the change in control has occurred

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

In December 2011 Hewlett-Packard adopted a similar policy that provides for *pro rata* awards. Other major corporations, including ExxonMobil, Chevron and Occidental Petroleum, also have limitations on accelerated vesting of unearned equity.

We urge you to vote FOR this proposal.

AMALGAMATED BANK.

19 July 2012

Mr. Thomas J. Sabatino, Jr.
Corporate Secretary
Walgreen Co.
108 Wilmot Road
Deerfield, IL 60064

Via courier

Re: Shareholder proposal for upcoming annual meeting

Dear Mr. Sabatino:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 148,503 shares of Walgreen Co. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2013 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance